SECURITIES & EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D*



                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)



                                  NAPSTER, INC.
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                                (NAME OF ISSUER)


                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)


                                    630797108
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                                 (CUSIP NUMBER)


                                Ricky C. Sandler
             Eminence Capital LLC, 65 East 55th Street, 25th Floor,
                        New York, NY 10022 (212) 418-2100
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 August 16, 2006
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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CUSIP No. 630797108           13D                           Page 2 of 10 Pages

--------------------------------------------------------------------------------
  (1)  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Eminence Capital, LLC
--------------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
       (a)  [ ]
       (b)  [ ]
--------------------------------------------------------------------------------
  (3)  SEC USE ONLY
--------------------------------------------------------------------------------
  (4)  SOURCE OF FUNDS **

                OO
--------------------------------------------------------------------------------
  (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------
  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
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 NUMBER OF      (7)  SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
   WITH
                          -0-
               -----------------------------------------------------------------
                (8)  SHARED VOTING POWER

                          3,598,566
                ----------------------------------------------------------------
                (9)  SOLE DISPOSITIVE POWER

                          -0-
                 ---------------------------------------------------------------
                (10) SHARED DISPOSITIVE POWER

                          3,598,566
--------------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,598,566
--------------------------------------------------------------------------------
(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **
                                                                           [ ]
--------------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                8.0%
--------------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON **

                IA
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** SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 630797108           13D                           Page 3 of 10 Pages

--------------------------------------------------------------------------------
  (1)  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Eminence GP, LLC
--------------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
       (a)  [ ]
       (b)  [ ]
--------------------------------------------------------------------------------
  (3)  SEC USE ONLY
--------------------------------------------------------------------------------
  (4)  SOURCE OF FUNDS **

                WC
--------------------------------------------------------------------------------
  (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------
  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
--------------------------------------------------------------------------------

 NUMBER OF      (7)  SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
                          -0-
                ----------------------------------------------------------------
                (8)  SHARED VOTING POWER

                          1,859,876
                ----------------------------------------------------------------
                (9)  SOLE DISPOSITIVE POWER

                          -0-
                ----------------------------------------------------------------
                (10) SHARED DISPOSITIVE POWER

                          1,859,876
--------------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,859,876
--------------------------------------------------------------------------------
(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **
                                                                           [ ]
--------------------------------------------------------------------------------
(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                4.1%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON **

                OO
--------------------------------------------------------------------------------
 **    SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 630797108           13D                           Page 4 of 10 Pages

--------------------------------------------------------------------------------
  (1)  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Ricky C. Sandler
--------------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
       (a)  [ ]
       (b)  [ ]
--------------------------------------------------------------------------------
  (3)  SEC USE ONLY
--------------------------------------------------------------------------------
  (4) SOURCE OF FUNDS **

                OO
--------------------------------------------------------------------------------
  (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------
  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------

 NUMBER OF      (7)  SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
                          -0-
                ----------------------------------------------------------------
                (8)  SHARED VOTING POWER

                          3,598,566
                ----------------------------------------------------------------
                (9)  SOLE DISPOSITIVE POWER

                          -0-
                ----------------------------------------------------------------
                 (10)  SHARED DISPOSITIVE POWER

                          3,598,566
--------------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,598,566
--------------------------------------------------------------------------------
(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **
                                                                           [ ]
--------------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                8.0%
--------------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON **

                IN
--------------------------------------------------------------------------------
 **    SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 630797108           13D                           Page 5 of 10 Pages

Item 1. Security and Issuer.

      This statement relates to the common stock, par value $0.001 (the "Common Stock") of Napster, Inc. (the "Company"). The Company's principal executive offices are located at 9044 Melrose Avenue, Los Angeles, California 90069.

Item 2. Identity and Background.

      This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Eminence Capital, LLC, a New York limited liability company ("Eminence Capital");

(ii)  Eminence GP, LLC, a New York limited liability company ("Eminence GP");
      and

(iii) Ricky C. Sandler, a U.S. Citizen ("Mr. Sandler").

(a) This statement relates to Shares of Common Stock as defined in Item 1 above held for the accounts of: Eminence Partners, LP, a New York limited partnership ("Eminence I"); Eminence Partners II, LP, a New York limited partnership ("Eminence II"); Eminence Long Alpha, LP, a Delaware limited partnership ("ELA") and Eminence Leveraged Long Alpha, LP, a Delaware limited partnership ("ELLA" and together with Eminence I, Eminence II, and ELA, the "Partnerships"); as well as Eminence Long Alpha Master Fund, Ltd. and Eminence Leveraged Long Alpha Master Fund, Ltd. (the "Offshore Master Funds") and Eminence Fund, Ltd. ("Eminence Offshore"), each a Cayman Islands company, and collectively referred to as the "Offshore Funds". The Partnerships and the Offshore Funds are collectively referred to as the "Eminence Funds".

Eminence Capital serves as the investment manager to the Eminence Funds with respect to the shares of Common Stock directly owned by the Eminence Funds and may be deemed to have voting and dispositive power over the Shares held for the accounts of the Eminence Funds.

Eminence GP serves as general partner or manager with respect to the shares of Common Stock directly owned by the Partnerships and the Offshore Master Funds, respectively, and may be deemed to have voting and dispositive power over the Shares held for the accounts of the Partnerships and the Offshore Master Funds.

Ricky C. Sandler is the Managing Member of each Eminence Capital and Eminence GP and may be deemed to have voting and dispositive power with respect to the Shares of Common Stock directly owned by the Eminence Funds.

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CUSIP No. 630797108           13D                           Page 6 of 10 Pages

     (b) The address of the principal business and principal office of Eminence GP and the Investment Manager is 65 East 55th Street, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

     c) The principal business of Eminence GP is serving as a general partner to the Partnerships and manager to the Offshore Master ( Funds. The principal business of the Investment Manager is that of an investment manager engaging in the purchase and sale of securities on behalf of clients. Mr. Sandler serves as the Managing Member of Eminence GP and the Investment Manager.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or ( final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each of Eminence GP and the Investment Manager is a limited liability company organized under the laws of the State of New York. Mr. Sandler is a United States citizen.

Item 3. Source and Amount of Funds and Other Consideration.

      The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by the Partnerships and the Offshore Funds is approximately $13,000,000. Mr. Sandler, Eminence GP and the Investment Manager do not directly own any shares of Common Stock.

Item 4. Purpose of the Transaction.

The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons may pursue discussions with management in an effort to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

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CUSIP No. 630797108           13D                           Page 7 of 10 Pages

Item 5. Interest in Securities of the Issuer.

      A.  Eminence Capital, LLC

          (a) Aggregate number of shares beneficially owned: 3,598,566

              Percentage: 8.0%  The percentages used herein and in the rest of
Item 5 are calculated based upon the 44,833,720 shares of Common Stock issued and outstanding at July 27, 2006, as set forth in the Company's Form 10-Q for the quarterly period ended June 30, 2006 (as filed on August 2, 2006).

          (b) 1. Sole power to vote or direct vote: -0-

              2. Shared power to vote or direct vote: 3,598,566

              3. Sole power to dispose or direct the disposition: -0-

              4. Shared power to dispose or direct the disposition: 3,598,566

          (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock in the last sixty days, which were all in the open market, are set forth in Exhibit 1 and are incorporated by reference.

          (d) Each of the clients of the Investment Manager has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.

          (e) Not applicable.

      B.  Eminence GP, LLC

          (a) Aggregate number of shares beneficially owned: 1,859,876
              Percentage: 4.1%

          (b) 1. Sole power to vote or direct vote: -0-

              2. Shared power to vote or direct vote:1,859,876

              3. Sole power to dispose or direct the disposition: -0-

              4. Shared power to dispose or direct the disposition: 1,859,876

          (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock in the last sixty days, which were all in the open market, are set forth in Exhibit 1 and are incorporated by reference.

          (d) Not applicable.

          (e) Not applicable.

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CUSIP No. 630797108           13D                           Page 8 of 10 Pages

      C.  Ricky C. Sandler

          (a) Aggregate number of shares beneficially owned: 3,598,566
              Percentage: 8.0%

          (b) 1. Sole power to vote or direct vote: 0

              2. Shared power to vote or direct vote: 3,598,566

              3. Sole power to dispose or direct the disposition: 0

              4. Shared power to dispose or direct the disposition: 3,598,566

          (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock in the last sixty days, which were all in the open market, are set forth in Exhibit 1 and are incorporated by reference.

          (d) Not applicable.

          (e) Not applicable.

Item 6: Not applicable

Item 7: Material to be filed as Exhibits

          Exhibit 1: Schedule of transactions effected by Reporting Persons in the last sixty days.

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CUSIP No. 630797108           13D                           Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: August 28, 2006


                                       /s/ Ricky C. Sandler
                                       -----------------------------------------
                                       Ricky C. Sandler, individually, and as
                                       Managing Member of Eminence Capital, LLC,
                                       and as
                                       Managing Member of Eminence GP, LLC

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CUSIP No. 630797108           13D                           Page 10 of 10 Pages


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                                                                      EXHIBIT 1


                              Eminence Capital, LLC
                                Eminence GP, LLC
                                Ricky C. Sandler


                                                                  PRICE
                                                                PER SHARE
                                                               (INCLUDING
                                        NUMBER OF SHARES       COMMISSIONS,
DATE OF TRANSACTION                     PURCHASED/(SOLD)         IF ANY)
-----------------------------------    ------------------    --------------
8/15/2006                                         93,566     $2.78
                                       ------------------    --------------
8/16/2006                                        510,000     $2.83
                                       ------------------    --------------
8/17/2006                                        190,000     $2.98
                                       ------------------    --------------
8/22/2006                                        250,000     $3.25
                                       ------------------    --------------
8/23/2006                                        115,000     $3.32
8/24/2006                                        190,000     $3.41
8/28/2006                                        105,000     $3.41